Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.             Operating Results

The following discussion and analysis of our financial condition as of June 30, 2020 and results of operations for the six months ended June 30, 2020 and June 30, 2019 should be read together with our condensed interim consolidated financial statements and related notes included elsewhere in this filing and our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2019. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere this filing and in our Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

Introduction

We are a leading global provider of satellite-based broadband communications. We design and manufacture ground-based satellite communications equipment and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Our portfolio includes a cloud-based satellite network platform, Very Small Aperture Terminals, or VSATs, amplifiers, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers, or SSPAs, Block Upconverters, or BUCs and Transceivers. Our comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, or IFC, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements.

We have a large installed base and have shipped more than 1.5 million satellite terminals to customers in approximately 90 countries on six continents since 1989. We have twenty sales and support offices worldwide, three NOCs which provide Global NOC services and five R&D centers. Our products are primarily sold to communication service providers and operators that use satellite communications to serve enterprise, government and residential users.

We operate in three business segments, as follows:

•
Fixed Networks - provides advanced fixed broadband satellite communication networks, satellite communication systems and associated professional services and comprehensive turnkey solutions and fully managed satellite network services solutions. Our customers are service providers, satellite operators, MNOs, Telcos, and large enterprises and governments worldwide. In addition, it includes our network operation activity in Peru. We focus on HTS, opportunities worldwide, with focus on cellular backhaul and enterprise, and are driving meaningful partnerships with satellite operators to leverage our technology and breadth of services to deploy and operate the ground-based satellite communication networks.

•
Mobility Solutions - provides advanced on-the-move satellite communications equipment, systems, and solutions, including airborne, maritime and ground-mobile satellite systems and solutions. This segment provides solutions for land, sea and air connectivity, while placing major focus on the high-growth market of IFC, with our unique leading technology as well as defense and homeland security activities. Our product portfolio comprises of high-speed modems, high performance on-the-move antennas and high efficiency, high power SSPAs, BUCs and transceivers. Our customers are service providers, system integrators, defense and homeland security organizations, as well as other commercial entities worldwide.

•	Terrestrial Infrastructure Projects - provides network infrastructure construction of the PRONATEL fiber and microwave network in Peru

Comtech Merger

On January 29, 2020, we entered into a Merger Agreement with Comtech and its Merger Sub, pursuant to which, among other things, Comtech will acquire Gilat by way of the merger of its Merger Sub with and into Gilat, with Gilat surviving the Merger as a wholly-owned subsidiary of Comtech.

Pursuant to the terms and subject to the conditions of the Merger Agreement, once the Merger will be completed, each ordinary share of Gilat issued and outstanding immediately prior to the effective time of the Merger will be cancelled and extinguished and automatically converted into the right to receive a combination of (A) $7.18 in cash, without interest, plus (B) 0.08425 of a validly issued, fully paid and nonassessable share of Comtech Common Stock, with cash payable in lieu of fractional shares of Comtech Common Stock, implying, on the date of the Merger Agreement, a total consideration of approximately $10.25 per Gilat share, which implied value has declined from such date. For description of the Merger, see our Annual Report on Form 20-F “INTRODUCTION – Comtech merger.” and subsequent filing.

The completion of the Merger is pending certain customary conditions to closing as defined in the Merger Agreement including approval of the Merger by the relevant authorities of the Russian Federation.

On July 8, 2020, Comtech, filed a complaint against Gilat in the Delaware Court of Chancery seeking declaratory judgments that certain actions, if taken by Gilat in connection with Russia regulatory approval of the merger with Comtech would breach Gilat’s obligations under the Merger Agreement. On July 11, 2020, Comtech amended the complaint seeking an additional declaratory judgment that Gilat has suffered a Material Adverse Effect, as defined in the Merger Agreement, as a result of the COVID-19 pandemic. As a consequence, Comtech contends that it is not required to consummate the merger. Gilat strongly rejects all such allegations, and on July 21, 2020, Gilat filed a complaint against Comtech in the Delaware Court of Chancery, seeking a Court order requiring Comtech to specifically perform its obligations under the Merger Agreement, including using its reasonable best efforts to obtain regulatory approval as soon as practicable (as well as seeking all other relief deemed proper, including damages). The complaint also seeks a declaratory judgment that, if Russian regulatory approval is not obtained by the termination date of the Merger Agreement, October 29, 2020, satisfaction of the Russian regulatory condition be excused, and a declaratory judgment that Gilat has not suffered a Material Adverse Effect. Trial is scheduled for early October 2020.

Recent Events

The ongoing COVID-19 pandemic continues to have an adverse impact on the industry and the markets in which we operate. The Coronavirus outbreak has significantly impacted the travel and aviation markets in which our IFC customers operate and has resulted in a slowdown of our business with some of these customers. We have also experienced postponed and delayed orders in certain of its other businesses. Further, the guidance of social distancing and the requirements to work from home in various territories including a second lockdown currently imposed in Israel, in addition to greatly reduced travel globally, has resulted in a substantial curtailment of business activities, which has affected and is likely to continue to affect our ability to conduct fieldwork as well as deliver products and services in the areas where restrictions are implemented by the local government. As a result, during the six months period ended June 30, 2020, the Company experienced a significant reduction in business and recorded a loss for the period.  In order to mitigate the impact of the decline in business as a result of the pandemic, we have implemented measures to reduce our expenses, including a reduction in our headcount and reducing employees’ scope of work on a global basis as well as other cost savings measures. This public health threat is likely to continue to impact our ability to generate revenues due to reduced end-market demand from governments, enterprises and consumers and our ability to conduct fieldwork, potentially leading to order delays and cancellations. In addition, certain of our sales and support teams are unable to travel or meet with customers and the threat has caused operating, manufacturing, supply chain and project development delays and disruptions, labor shortages, travel and shipping disruptions and shutdowns (including as a result of government regulation and prevention measures). Because the outbreak may also result in uncertainties in relation to the assumptions and estimations associated with the measurement of various assets and liabilities in the financial statements that we may not have previously recognized or disclosed, the occurrence of the outbreak has added additional risks, the financial effects of which cannot be reasonably estimated at this stage.

Explanation of Key Income Statement Items

Revenues

We generate revenues mainly from the sale of products, including construction of networks, from services for satellite-based communications networks and from providing connectivity, internet access and telephony services to enterprise, government and residential customers under large-scale contracts that utilize both our own networks and also other networks that we install, mainly based on BOT contracts. These large‑scale contracts sometimes involve the installation of thousands of VSATs or massive fiber-optic transport and access networks. Sales of products includes principally the sale of VSATs, hubs, SSPAs, low-profile antennas and on-the-Move / on-the-Pause terminals and the construction phase of large-scale projects. Service revenues include access to and communication via satellites, or space segment, installation of network equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance and repair services. We sell our products primarily through our direct sales force and indirectly through resellers or system integrators. Sales consummated by our sales force and sales to resellers or system integrators are considered sales to end-users.

Costs and Operating Expenses

Cost of revenues, for both products and services, includes the cost of system design, equipment, including inventory write-off costs, satellite capacity, salaries and related costs, allocated overhead costs, depreciation and amortization, customer service, interconnection charges and third party maintenance and installation.

Our research and development expenses, net of grants received, consist of salaries and related costs, raw materials, subcontractor expenses, related depreciation costs and overhead allocated to research and development activities.

Our selling and marketing expenses consist primarily of salaries and related costs, commissions earned by sales and marketing personnel, commissions to agents, trade show expenses, promotional expenses and overhead costs allocated to selling and marketing activities, as well as depreciation expenses and travel costs.

Our general and administrative expenses consist primarily of salaries and related costs, allocated overhead costs, office supplies and administrative costs, bad debts, fees and expenses of our directors, depreciation, and professional service fees, including legal, insurance and audit fees, net of rental income.

Our operating results are significantly affected by, among other things, the timing of contract awards and the performance of agreements. As a result, our revenues and income (loss) may fluctuate substantially from quarter to quarter, and we believe that comparisons over longer periods of time may be more meaningful. The nature of certain of our expenses is mainly fixed or partially fixed and any fluctuation in revenues will generate a significant variation in gross profit and net income (loss).

Critical Accounting Policies and Estimates

The preparation of the financial information in conformity with generally accepted accounting principles requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, mainly related to trade receivables, inventories, deferred charges, long-lived assets, intangibles and goodwill, revenues, stock based compensation relating to options and contingencies. We base our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Please refer to our discussion of critical accounting policies in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 for a discussion about those policies that we believe are the most important to the understanding of our financial condition and results of operations as such policies affect our more significant judgments and estimates used in the preparation of the financial information included in this interim report. Results for the six months ended June 30, 2020 are not necessarily indicative of results that may be expected for the year ending December 31, 2020.

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2016-13 ("ASU 2016-13") "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments", which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss model which requires the use of forward-looking information to calculate credit loss estimates. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to certain available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes result in earlier recognition of credit losses. We adopted ASU 2016-13 using the modified retrospective approach as of January 1, 2020. The cumulative effect upon adoption was not material to our consolidated financial statements.

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019

Revenues. Revenues for the six months ended June 30, 2020 and 2019 for our three segments were as follows:

	Six Months Ended			Six Months Ended
	June 30,			June 30,
	2020	2019		2020	2019
	U.S. dollars in thousands		Percentage change	Percentage of revenues
	Unaudited		Unaudited	Unaudited

Fixed Networks	44,790	66,836	(33.0)%	52.1%	54.9%
Mobility Solutions	33,207	43,499	(23.7)%	38.6%	35.7%
Terrestrial Infrastructure Projects	7,991	11,459	(30.3)%	9.3%	9.4%
Total	85,988	121,794	(29.4)%	100.0%	100.0%

           Our total revenues for the six months ended June 30, 2020 and 2019 were $86.0 million and $121.8 million, respectively. The decrease in 2020 is mainly attributable to a decrease of about $22.0 million in Fixed Networks revenues, about $10.3 million in Mobility Solutions revenues and about $3.5 million in Terrestrial Infrastructure Projects revenues.

The decrease in our Fixed Networks revenues is primarily attributable to lower sales in the Asia-Pacific region, especially in Australia, and in Latin America, especially in Brazil and Colombia.

The decrease in Mobility Solutions revenues is primarily attributable to the effect of the COVID-19 pandemic, which resulted in a decrease in sales related to In-Flight -Connectivity activities.

The decrease in Terrestrial Infrastructure Projects revenues is attributable to lower than expected progress and delays due to COVID-19 and completion of the first three awarded PRONATEL Regional Projects in 2019.

Gross profit (loss). The gross profit (loss) and the gross margin of our three segments for the six months ended June 30, 2020 and 2019 was as follows:

	Six Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
	U.S. dollars in thousands		Percentage of revenue
	Unaudited		Unaudited
Fixed Networks	12,536	27,015	28%	40.4%
Mobility Solutions	9,780	20,516	29.4%	47.2%
Terrestrial Infrastructure Projects	(3,842)	(1,976)	(48.1)%	(17.2)%
Total	18,474	45,555	21.5%	37.4%

Our gross profit is affected year-to-year by the mix of our products sold, the mix of revenues between products and services, the regions in which we operate, the size of our transactions and the timing of when such transactions are consummated. Moreover, from time to time we may have large-scale projects which can cause material fluctuations in our gross profit. We recognize revenue from the PRONATEL Regional Projects using the percentage-of-completion method, and as such any changes to our estimated profits in these projects may cause material fluctuations in our gross profit. As such, we are subject to significant year-to-year fluctuations in our gross profit.

Our gross profit margin decreased to 21.5% in the six months ended June 30, 2020 from 37.4% in the same period of 2019.

 The decrease in the Fixed Networks gross profit margin is mainly attributable to lower revenue volume coupled with a lower reduction in our fixed expenses and a less favorable revenue mix mainly due to revenue shift from Asia Pacific and Colombia to East Europe.

The decrease in the gross profit margin of the Mobility Solutions is mainly attributable to lower revenue volume coupled with a lower reduction in our fixed expenses, less favorable revenue mix and higher purchase commitments expenses. This segment was most effected by COVID-19 pandemic.

In the Terrestrial Infrastructure Projects, the increase in the gross loss is mainly attributable to the mix of revenue between the different PRONATEL regions and delays in some of our PRONATEL Regional Projects, mainly due to COVID-19, which resulted in additional project costs and lower revenue.

Operating expenses:

	Six Months Ended
	June 30,
	2020	2019
	U.S. dollars in thousands		Percentage change
	Unaudited		Unaudited

Operating expenses:
Research and development, net	13,301	15,398	(13.6)%
Selling and marketing	8,650	11,288	(23.3)%
General and administrative	7,791	9,527	(18.2)%
Merger and acquisition costs	2,951	-
Total operating expenses	32,693	36,213	(9.7)%

Our research and development expenses are incurred by our Fixed Networks and Mobility Solutions segments. Research and development expenses, net decreased by approximately $2.1 million in the six months ended June 30, 2020 compared to 2019. This decrease is mainly attributable to lower salary related expenses due to cost savings measures we implemented in 2020 and lower subcontractor expenses in our Mobility segment.

Selling and marketing expenses decreased by approximately $2.6 million in the six months ended June 30, 2020 compared to 2019. The decrease is mainly due to cost savings measures we implemented in 2020, lower sales incentive plan expenses and a decrease in travel expenses due to COVID-19.

General and administrative expenses decreased by approximately $1.7 million in the six months ended June 30, 2020 compared to 2019. This decrease is mainly attributable to lower headcount, salary cost savings measures implemented in 2020, and lower travel and HR activities due to COVID -19.

Financial expenses, net.  Financial expenses, net was approximately $1.4 million in both the six months ended June 30, 2020 and 2019.

Taxes on income.  Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries as well as changes in deferred tax assets and liabilities recorded mainly as part of business combinations and changes in valuation allowance attributable to changes in our profit estimates in different regions. In the six months ended June 30, 2020 we had tax expenses of approximately $0.3 million compared to tax expenses of approximately $1.7 million in the six months ended June 30, 2019.

Variability of Quarterly Operating Results

Our revenues and profitability may vary from quarter to quarter and in any given year, depending primarily on the sales mix of our family of products and the mix of the various components of the products, sale prices, and production costs, as well as on entering into new service contracts, the termination of existing service contracts, or different profitability levels between different service contracts. Sales of our products to a customer typically consist of numerous VSATs and related hub equipment, SSPAs, BUCs, and low-profile antennas, which carry varying sales prices and margins.

Annual and quarterly fluctuations in our results of operations may be caused by the timing and composition of orders by our customers and the timing of our ability to recognize revenues. Our future results may also be affected by a number of factors, including our ability to continue to develop, introduce and deliver new and enhanced products on a timely basis and expand into new product offerings at competitive prices, to integrate our recent acquisitions, to anticipate effectively customer demands and to manage future inventory levels in line with anticipated demand. Our results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. In addition, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We cannot be certain that revenues, gross profit and net income (or loss) in any particular quarter will not vary from the preceding or comparable quarters. Our expense levels are based, in part, on expectations as to future revenues. If revenues are below expectations, operating results are likely to be adversely affected. In addition, a substantial portion of our expenses are fixed (e.g. space segment, lease payments) and adjusting expenses in the event revenues drop unexpectedly often takes considerable time. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarters our revenues or operating results will be below the expectations of public market analysts or investors. In such event, the market price of our shares would likely be materially adversely affected.

Impact of Inflation and Currency Fluctuations

While most of our sales and service contracts are in U.S. dollars or are linked to the U.S. dollar and most of our expenses are in U.S. dollars and NIS, portions of our projects in Latin America as well as our operation in Australia, Asia and Europe are linked to their respective local currencies. The foreign exchange risks are often significant due to fluctuations in local currencies relative to the U.S. dollar.

The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In the first six months of 2020, the rate of deflation in Israel was 0.79% and the U.S. dollar appreciated in relation to the NIS at a rate of 0.29%, from NIS 3.456 per $1 on December 31, 2019 to NIS 3.466 per $1 on June 30, 2020. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected. In 2020 and 2019, in order to limit these risks, we entered into hedging agreements to cover certain of our NIS to U.S. dollar exchange rate exposures.

Our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during the 2020 and 2019 periods. This is due to heavy fluctuation’s in currency rates in certain regions in which we do business, mainly in Latin America, Australia and Europe. There can be no assurance that our results of operations will not be materially adversely affected by other currency fluctuations in the future.

Liquidity and Capital Resources

Since our inception, our financing requirements have been met through cash from funds generated by private equity investments, public offerings, issuances of convertible subordinate notes, bank loans and credit facilities, operations, as well as funding from research and development grants. We have used available funds primarily for working capital, capital expenditures and strategic investments.

As of June 30, 2020, we had cash and cash equivalents of $59.6 million and short-term and long-term restricted cash of $25.7 million. As of December 31, 2019, we had cash and cash equivalents of $74.8 million, short-term and long-term restricted cash of $27.2 million.

We believe that our working capital is sufficient for our present requirements over the next 12 months.

As of June 30, 2020, our debt consisted of current maturities of long-term debt of $4 million. The debt is associated with a $40 million loan received in December 2010 from First International Bank of Israel, or FIBI, which bears interest of 4.77%.

In addition, in connection with the PRONATEL Regional Projects, we were required to post certain advance payment guarantees and performance guarantees with PRONATEL. These requirements were principally satisfied through issuance of bank guarantees by FIBI and by The Hong Kong and Shanghai Banking Corporation, or HSBC (also through a Peruvian bank). Under the arrangements with FIBI and HSBC, we are required to observe certain conditions, including the requirement to maintain an amount of restricted cash. As of June 30, 2020, we were in compliance with these requirements. Under the provisions of our agreements with FIBI and HSBC, we undertook to satisfy certain financial and other covenants. As of June 30, 2020, we were in compliance with these covenants. Our credit and guarantee agreements also contain various restrictions and limitations that may impact us. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests, certain debt payments and modifications of loans and investments. The agreements also stipulate a floating charge on our assets to secure fulfillment of our obligations to FIBI and HSBC as well as other pledges, including a fixed pledge, on certain assets and property.

The following table summarizes our cash flows for the periods presented:

	Six months ended June 30,
	2020	2019
	U.S. dollars in thousands
	Unaudited
Net cash used in provided by operating activities	(10,158)	(2,420)
Net cash used in investing activities	(1,879)	(3,587)
Net cash used in financing activities	(4,096)	(28,720)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(539)	21
Net decrease in cash, cash equivalents and restricted cash	(16,672)	(34,706)
Cash, cash equivalents and restricted cash at beginning of the period	101,969	104,204
Cash, cash equivalents and restricted cash at end of the period	85,297	69,498

Our cash, cash equivalents and restricted cash decreased by approximately $16.7 million during the six months ended June 30, 2020 as a result of the following:

Operating activities. Cash used in our operating activities was approximately $10.2 million in the six months period ended June 30, 2020 compared to cash used in operating activities of approximately $2.4 million in the six months period ended June 30, 2019. The cash used in our operating activities during the first six months of 2020 was primarily attributable our loss from operations in that period.

Investing activities. Cash used in investing activities was approximately $1.9 million in the six months period ended June 30, 2020 compared to approximately $3.6 million in the six months period ended June 30, 2019. The cash used in our investing activities during 2020 was for the purchase of property and equipment.

Financing activities. Cash used in financing activities was approximately $4.0 million in the six months period ended June 30, 2020 compared to cash used in financing activities of approximately $28.7 million in the six months period ended June 30, 2019. The cash used in financing activities is primarily due to repayments of long term loans in the period ended June 30, 2020, while in the six months period ended June 30, 2019 the funds were primarily attributable to a dividend payment to shareholders and repayments of long term loans.